Myriad Genetics, Inc.

September 17, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Filing Desk

Re:	Myriad Genetics, Inc. (the “Company”)
Preliminary Proxy Statement for 2008 Annual Meeting of Stockholders

Ladies and Gentlemen:

Enclosed for filing is the Company’s preliminary proxy statement, including the form of proxy and Appendix A to the proxy statement (the Company’s 2003 Employee, Director and Consultant Stock Option Plan, as amended (the “2003 Stock Option Plan”)). This filing is being effected by direct transmission to the Commission’s EDGAR System.

The Company intends to mail the proxy statement and related materials to its stockholders on or about October 13, 2008.

If proposal 3 to amend the 2003 Stock Option Plan is approved by our stockholders at the Annual Meeting, the Company intends to file a Registration Statement on Form S-8 to register the additional shares issuable under the 2003 Stock Option Plan.

Please call the undersigned at (801) 584-1145 or the Company’s counsel, Scott A. Samuels of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone (617) 542-6000, if you have any questions.

Sincerely yours,

/s/ James L. Benson
James L. Benson
V.P. Finance

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Scott A. Samuels, Esq.